Exhibit 99.52

CI FINANCIAL CORP.

2 Queen Street East, Twentieth Floor

Toronto, ON M5C 3G7

December 5, 2019

VIA SEDAR

TO:         Ontario Securities Commission

as Principal Regulator under National Policy 11-202

Dear Sirs/Mesdames:

Re:          CI Financial Corp.

Re:          Preliminary Short Form Base Shelf Prospectus

Re:          Qualification Certificate

In connection with the filing of a preliminary short form base shelf prospectus of CI Financial Corp. (the “Issuer”) dated December 5, 2019, and in accordance with clause 4.1(1)(a)(ii) of National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and clause 2.2(1) of National Instrument 44-102 – Shelf Distributions, the Issuer hereby:

(A)	advises that it is qualified to file a prospectus in the form of a short form base shelf prospectus pursuant to section 2.2 of NI 44-101 and section 2.2(1) of NI 44-102; and

(B)	certifies that:

(I)	all of the applicable qualification criteria in section 2.2 of NI 44-101 and section 2.2(1) of NI 44-102 have been satisfied; and

(II)	all of the material incorporated by reference in the preliminary short form base shelf prospectus and not previously filed is being filed with the preliminary short form base shelf prospectus.

Yours truly,

CI FINANCIAL CORP.

By:	(signed) “Douglas J. Jamieson”
Name:	Douglas J. Jamieson
Title:	Executive Vice-President and Chief Financial Officer